Exhibit 99.47

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

November 28, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on November 28, 2018 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic provides corporate update.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”) has previously announced a series of initiatives to lengthen its cash runway to better position the Corporation to achieve its objectives. These include a significant reduction in the Corporation’s cash use in 2019, driven in part by significant growth in its bioseparation revenues, a reduction of anticipated R&D expenditures by up to $30 million as compared to projected 2018 levels, as well as the extension of the maturity dates of all of the Corporation’s outstanding debt with Structured Alpha LP to September 2024. While the Corporation continues to pursue sources of non-dilutive funding, including potential commercial and partnering transactions to strengthen its financial position, it also disclosed that it is pursuing several equity and equity-related financing initiatives in parallel.

On November 28, 2018, Prometic announced the closing of one such initiative by entering into an At-The-Market (“ATM”) equity distribution agreement (the “Equity Agreement”) with Canaccord Genuity Corp. acting as agent (the “Agent”). The ATM program allows the Corporation, at its sole discretion, subject to the conditions set forth in the Equity Agreement, to issue small tranches of common shares from treasury, at prevailing prices and in appropriate market conditions with an aggregate gross sales amount of up to $50 million over the course of the next 16 months.

“We believe the addition of an ATM program represents an appropriate potential source of additional capital that complements our ongoing efforts to extend our cash resources” commented Pierre Laurin, President and Chief Executive Officer of Prometic. “Multiple options to access reasonably-priced capital are key to the continued development of our core assets, in order to enhance our enterprise value. From a broader perspective, with this ATM in place, we believe we will be able to attract further investment either through non-dilutive business development deals or through equity at more favorable terms.”

Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer noted, “This ATM program allows us to access additional capital when market conditions are more favorable, thereby minimizing associated costs. The net proceeds generated from this program will help fund our ongoing operations, advance our lead drug candidates and programs towards regulatory approval and negotiate potential partnership agreements from a stronger financial position. We continue to work on other equity and equity-related initiatives to strengthen the financial situation and will disclose those as they close.”

In connection with the ATM program, Prometic has filed a Prospectus supplement dated November 27, 2018 (the “Prospectus Supplement”) which supplements Prometic’s Canadian short form base shelf prospectus dated March 14, 2018 (the “Base Shelf Prospectus”).

A copy of the Prospectus Supplement will be available on SEDAR at www.sedar.com or may be obtained upon request to Prometic’s Investor Relations Department using the contact information set out below.

The press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

November 29, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary